Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

August 25, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Intimation

Further to our intimation dated July 7, 2022, on the inspection conducted by the United States Food & Drug Administration (USFDA) at our formulations manufacturing facility (FTO 11) in Srikakulam, Andhra Pradesh, we wish to inform you that the Company has received the Establishment Inspection Report (EIR). The Agency has concluded that the inspection is "closed" under 21 C.F.R.20.64(d)(3).

This is for your information.

Thanking you.

Yours faithfully,
For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd